

DOWN TO DASH

CHANGING THE WAY PEOPLE MEET

OUR STORY

Raised in Mumbai,

Met at the University of Warwick,

Moved to NYC.

3 COUNTRIES

1 PROBLEM





72%

Americans suffer from loneliness

88%

of people who move into new cities find it **difficult to make friends**

78% millennials would choose to spend money on an experience or event over buying something desirable. They want to spend their money being with others.

*CBS News, Expat Insider & Blake Morgan Study



WE CREATED A SOLUTION..

A platform to *meet people* in *your location* to do an *activity together*

THE APP







Down to
Down to
PHD on Saturday, free drinks for everyone
Aigul
06 Mar 2018
Down to
Soccer on Thursday at 5 pm
Rex
Today
Down to
Explore the city! Manhattan only
Shabnur
Today
Down to
Jog and ab workout
Joined by 8 people
Anna Uss
13 Mar 2018
Down to
Looking to meet
Down to
Drinks at some bar
Workout
Aigul
Hi guys
Today 10:30 PM
Aigul
I signed up for the CrossFit workout at 5
Today 10:31 PM
Markos Lolos
Oh I'll sign up too
Today 10:31 PM
Is the class super intense?
Today 10:33 PM
New Message
Send
Events
RETRO 80s
yoga party
Public
Friday, 30 Mar 2018 @ 6:30 PM
Beer & Yoga - Retro 80s Party Edition
Click here to register
Public
Wednesday, 25 Apr 2018 @ 5:45 PM
Westchester Angels April 25

LAUNCHING SOON


T-Mobile
5:24 PM
70%
Discover
7 attending
Jane Weiss
Kate Rob
Amy John
Mark White
Nat Pine
Zumba at Zumba Kam
25W 31st St, NY 10001
SKIP
DOWN TO


Vodafone IN
2:38 PM
15%
Anastasia Platonova , 28
Director of Product Management at Intermedia
INTERESTS
Workout
Travel
Adventure
Music
ACTIVITIES
Down to
Go for a hike
Down to
Explore the city

DTD GO

CLOSED NETWORKS



SPECIFIC PLANS



SOCIAL CALENDAR



INDIVIDUALS OR GROUPS



FUN, POSITIVE BRANDING & DESIGN

WHY DTD IS UNIQUE



41 likes

tylllerallenn Out here pitching business plans with some new friends. #downtodash #thegrind

downtodash Loved your passion today! Good job

abbyvicholt Killin it



26 likes

nangisaim Hanging out with these lovely girls #downtodash #dessertcrawl

Nico Hodel shared a photo.
September 24 · 🌐

Always down to dash. 🎳🎳🎳🎳🎳 #DTD

DownToDash
September 24 · 🌐

Nico is one of the nicest members of the DTD Fam 🎯
... Continue Reading



MARKET OPPORTUNITY



73 m — Global Millennial Population

OUR FOCUS

35 m & 4.7 m — US population in the age bracket of 18 to 35 years & Millennials in New York



USER ENGAGEMENT

TOTAL USERS

5101

PLANS CREATED

60,000+

MONTHLY ACTIVE

3815

DAILY ENGAGEMENT

17 Min

MILESTONES

LAUNCH
January - August'18



Graduated from Founder Gym





Internship programs



Presented the DTD Story at TedxDeerPark

SCALE
Sept'18 onwards

10
Ad Partners



18 Group Partners
(10,000+ people)



Featured in Season 3

DTD PLUS
$3/ MONTH





Steve
24 Dec 2015
Athens
Joined by 12 people including Jennifer D'sa and Andrea D'Souza
+10
University of Georgia
ACTIVITIES BY STEVE
Down to
football this weekend at 8 PM near Athens with the friends
Joined by 10 people
Down to
Out for movie tonight anyone interested can join.
Joined by 05 people
JOIN NOW

DTD EVENT ACCESS



BOOST & REWIND



PASSPORT



UNLIMITED PLANS

FUTURE REVENUE


1:0
LOCATION
SOUND
TAKE
SCENE

SELL DATA FOR PREDICTIVE ANALYSIS

Gather patterns in data to provide guidance and predictive analysis to companies that deal with specific cohorts

BOOKING FOR ‘PLANS’

Users can book places for their plans through the app while DTD will make a small % of the charge

D T D   I N   T H E   P R E S S

Forbes



Forbes Community Voice™ Connecting expert communities to the Forbes audience. What is this?

JUN 05, 2017 @ 03:00 AM   176 an
The Little Black Book of B

Real Life Makes A Comeback: Bridging The Gap Between Tech And Physical Experiences

Forbes Agency Council
PR, media strategy, creative & advertising executives share trends & tips.
FULL BIO ∨

Opinions expressed by Forbes Contributors are their own.

POST WRITTEN BY
Zachary Binder



Zach Binder is co-founder of Ipseity, Inc., a personal branding agency located in Los Angeles.

Another service that does much of the same is Down to Dash. An app for Android and iOS, Down to Dash brings college students together for clubs, activities and sports outside of the traditional college structure. It's a fast, intuitive way to find people within a student network to experience new things and it's made possible by the accessibility of mobile technology.

AirBnB's exploration-centered brand has long thrived in letting people go anywhere with the click of a button. They've amped that up and are helping to connect these trips to real-world experiences with their AirBnB Experiences

HUFFPOST



Brad Micklin with Yitzi Weiner, Contributor
A "Positive" Influencer

5 Things I Wish Someone Told Me Before I Launched My Start-Up: Sama Jashnani CEO & Co-Founder of DownToDash

10/10/2017 03:55 am ET
Don't be afraid to ask: Initially, I felt awkward asking people for help and thought it was a sign of weakness. Gradually I realized that the startup community has a lot of encouraging people who want to see you succeed. Everyone knows exactly how hard it is and if you ask people for advice, connections or anything else, you will be surprised at how much they will help you.

THU
OCT
12
York Metr
...ter tickets

Buy tickets

See more tic...

innov8tiv
...it's probably technology



College Students Love New Social app DownToDash and Here's Why

⊙ June 25,   🗁 Apps and Software, Social Media   💬 0 Comments
👤 Innov8tiv.com   2017

f 128   🐦   G+ 0   📌 0   in 34   Su 0   ✉

Down for a Tennis challenge? 5 on 5 Soccer? Need a Travel Buddy? Are friends busy? Looking for a study group? DownToDash connects college students to 'get social- get active- get going'. DownTo-Dash is an app that connects college students in the same location based on what they are down to do whether it's workouts, sports, movies or traveling.

TechCrunch DISRUPT



downtodash Being interviewed for 'The Innovation Engine' podcast at @techcrunch Disrupt for being one of the most innovative startups at #TCDisrupt that will be showcased on Spotify and iTunes🎤➡️📇 #TechCrunchDisrupt #TechCrunch

DTD'S COMPETITIVE EDGE

	PLANS	AGE FILTER	USER SECURITY	INDIVIDUALS & GROUPS	DATING
	✔	✔	✔	✔	✘
Bumble Bff	✘	✔	✔	✘	✔
MeetUp	✔	✘	✘	✘	✘
Skout	✘	✘	✘	✘	✘
Meetly	✘	✔	✘	✔	✔
Vina	✔	✔	✘	✔	✘
MeetMe	✘	✘	✘	✘	✔

GROWTH STRATEGY







PARTNERSHIPS

MEET UPS & CLASSES

ATTRACTION

DTD AMBASSADORS

ENGAGEMENT

PLANS & EVENTS

DTD TEAM



SAMA JASHNANI
Co- Founder & CEO
Marketing & HR

Full Scholarship to Warwick Business School

Co- Founded a social enterprise, e-commerce platform and worked at a global marketing agency



ANUJA SHAH
Co- Founder & COO
Strategy & Design

Experience working with an e-commerce fashion startup in London and interning with Venture Capital firm, Lightbox VC



SUNDAY MOBILITY
Tech Team

3 members dedicated on working on DTD

5 years of experience with big brands in India

ADVISORS



MICHAEL WIESER
Venture Lawyer &
Serial Entrepreneur



RANJIT SHAH
Managing Partner
Gaja Capital



NICHOLAS BECK
Senior Mobile
Product Manager
Freshly



SUNNY MALHOTRA
Previously a Client Partner
Facebook



ABBY LYALL
Entrepreneur and VC
Quake Capital



CHIKA CHANDRASHEKAR
Global Product Lead
Google
Ex eBay and Goldman Sachs



ARE YOU #DTD?